TERYL RESOURCES CORP.
Suite 240-11780 Hammersmith Way
Richmond, BC
V7A 5E9

NOTICE OF SPECIAL MEETING
OF SHAREHOLDERS

TO BE HELD ON DECEMBER 8, 2011

AND

INFORMATION CIRCULAR

Dated: October 31, 2011

This document requires immediate attention. If you are in doubt as to how to deal with the documents or matters referred to in this Information Circular, you should immediately contact your advisor.

TERYL RESOURCES CORP.
Suite 240-11780 Hammersmith Way
Richmond, BC
V7A 5E9

NOTICE OF SPECIAL MEETING

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of TERYL RESOURCES CORP. (the

"Company") will be held at #1620, 1185 West Georgia Street, Vancouver, British Columbia, on Thursday, December 8, 2011 at 1:00 p.m. At the meeting, the shareholders will receive consider resolutions to:

1.	To authorize the Company to dispose of its 20% participating interest in the Gil Property to Fairbanks Gold Mining Inc., as more particularly described in the Information Circular dated October 31, 2011; and
2.	To transact such other business as may properly come before the Meeting, or any adjournment or adjournments thereof.

All shareholders are entitled to attend and vote at the Meeting in person or by proxy. The Board of Directors requests all shareholders who will not be attending the Meeting in person to read, date and sign the accompanying proxy and deliver it to Computershare Investor Services Inc. (“Computershare”). If a shareholder does not deliver a proxy to Computershare, Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or by fax at 1-866-249-7775, by 1:00 p.m. (Vancouver, British Columbia time) on Tuesday, December 6, 2011 (or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the meeting at which the proxy is to be used) then the shareholder will not be entitled to vote at the Meeting by proxy. Only shareholders of record at the close of business on October 31, 2011 will be entitled to vote at the Meeting.

A Management Information Circular and Form of Proxy accompany this notice.

DATED at Vancouver, British Columbia, this 31st day of October, 2011.

ON BEHALF OF THE BOARD OF TERYL RESOURCES CORP. "John Robertson" John Robertson, President

TERYL RESOURCES CORP.
Suite 240-11780 Hammersmith Way
Richmond, BC
V7A 5E9

INFORMATION CIRCULAR

(October 31, 2011 except as indicated)

For a Special Meeting to be Held on Thursday, December 8, 2011

SOLICITATION OF PROXIES

This information circular (the “Circular”) is provided in connection with the solicitation of proxies by the Management of Teryl Resources Corp. The form of proxy which accompanies this Circular (the “Proxy”) is for use at our special meeting to be held on Thursday, December 8, 2011 (the “Meeting”), at the time and place set out in the accompanying notice of Meeting (the “Notice of Meeting”). We will bear the cost of this solicitation. The solicitation will be made by mail, but may also be made by telephone.

The contents and the mailing of the Circular have been approved by our directors.

APPOINTMENT AND REVOCATION OF PROXY

The persons named in the Proxy are our directors and/or officers. A registered shareholder who wishes to appoint some other person to serve as their representative at the Meeting may do so by striking out the printed names and inserting the desired person’s name in the blank space provided. The completed Proxy should be delivered to Computershare Investor Services Inc., Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or by fax at 1-866-249-7775, (the “Transfer Agent”) by 1:00 p.m. (local time in Toronto, Ontario) on December 6, 2011 or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting at which the Proxy is to be used.

The Proxy may be revoked by:

(a)	signing a proxy with a later date and delivering it at the time and place noted above;
(b)	signing and dating a written notice of revocation and delivering it to Equity, or by transmitting a revocation by telephonic or electronic means, to Equity, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the Proxy is to be used, or delivering a written notice of revocation and delivering it to the Chairman of the Meeting on the day of the Meeting or adjournment of it; or
(c)	attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Provisions Relating to Voting of Proxies

The shares represented by proxy in the enclosed form will be voted or withheld from voting by the designated holder in accordance with the direction of the registered shareholder appointing such person. If there is no direction by the registered shareholder, those shares will be voted for all proposals set out in the Proxy as set out in this Circular. The Proxy gives the person named in it the discretion to vote as such person sees fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Circular, our management does not know of any other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

Non-Registered Holders

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most of our shareholders are “non-registered shareholders” because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, we have distributed copies of the Notice of Meeting, this Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non- Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Equity, as provided above; or
(b)	more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

We are authorized to issue 100,000,000 common shares without par value, of which 72,678,605 common shares were issued and outstanding as of the Record Date.

At our Meeting, on a show of hands, every shareholder present in person shall have one vote and, on a poll, every shareholder shall have one vote for each share of which he or she is the holder.

Only shareholders of record on the close of business on the record date, being October 31st, 2011, who either personally attend the Meeting or who complete and deliver a Proxy in the manner and subject to the provisions set out under the heading "Appointment and Revocation of Proxies" will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of our directors and senior officers, as of the date of this Circular, no person beneficially own shares carrying 10% or more of the voting rights attached to all shares of the Company.

As of the 31st day of October, 2011, our current directors and senior officers as a group, directly and indirectly, owned or controlled 6,401,664 of our common shares.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of our current or former directors, executive officers, employees, the proposed nominees for election to the Board, or their respective associates or affiliates, are or have been indebted to our company since the beginning of our last completed financial year.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or executive officer of our company or any proposed nominee of Management for election as a director, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, since the beginning of our last financial year in matters to be acted upon at the Meeting, other than the election of directors and the Company’s 2011 Stock Option Plan.

INTEREST OF INFORMED PERSON IN MATERIAL TRANSACTIONS

Except as otherwise disclosed in the Circular, none of the persons who were our directors or executive officers at any time during our last financial year, the proposed nominees for election to our Board, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of our issued and outstanding common shares, nor any associate or affiliate of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect our company.

MANAGEMENT CONTRACTS

Our management functions are not, to any substantial degree, performed by a person or persons other than our directors or senior officers, other than as disclosed herein.

PARTICULARS OF MATTERS TO BE ACTED UPON

DISPOSITION OF GIL VENTURE PROPERTY INTEREST

Pursuant to various agreements, we acquired a 20% interest in 237 claims located in the Gilmore Dome area of Fairbanks District of Alaska (the “Gil Property”). On May 31, 1991, we entered into an agreement with NERCO Exploration Company and Fort Knox Venture, which granted us a 20% participating interest in the Gil Property. Under the agreement, Fort Knox Venture paid us cash and funded approved programs, earning them an 80% participating interest in the property, while we retained our 20% participating interest. Fort Knox Venture, through its operator Fairbanks Gold Mining, Inc. (“Fairbanks”), has been carrying out the exploration work on the Gil Property.

On September 20, 2011, we entered into a letter of intent to sell all of our remaining 20% participating interest in the Gil Property to Fairbanks. As consideration for the interest, Fairbanks agreed to pay to us the sum of US$2,500,000 as an advance payment of the production royalty. As additional consideration, upon commencement of commercial production from a mine constructed on the Gil Property, Fairbanks will pay to us the further sum of US$1,500,000 as an advance payment of the royalty. Pursuant to the agreement, Fairbanks granted to us a production royalty on all ores and minerals produced from the Gil Property equal to 1% of net smelter returns on all production, capped at US$15,000,000. Therefore, the royalty shall be equal to 0.5% of net smelter returns on all production.

To date, we have invested approximately $2,000,000 and have carried out exploration work on the Gil Property over a twenty year period. Given that we only have a 20% minority interest in the Gil, we do not have the authority to develop the Gil Property into production. Mmanagement believes that the offer from Fairbanks is a fair offer, based on the Technical Report on the Gil property prepared by Mark Robinson, Certified Professional Geologist. We understand that it is Kinross’ intension to put the Gil property into production if it can purchase our 20% interest, which will give Kinross a 100% interest.

In considering the offer from Fairbanks, management took into consideration that our interest in the Gil Property may not be further developed by Kinross unless they purchase our 20% interest. Management is hopeful that Fairbanks will be able to develop the Gil Property to the production stage so that we can earn our production royalty on an ongoing basis, which means a continuous cash flow so that we can develop our other mineral properties and propose additional benefits to the shareholders from the cash flow.

Accordingly, our shareholders will be asked at the Meeting to pass an ordinary resolution, the text of which will be in substantially the form as follows:

"RESOLVED, as an ordinary resolution, that the Company be authorized to dispose of its 20% participating interest in the Gil Property to Fairbanks Gold Mining Inc., for and in consideration of the sum of US$2,500,000 as an advance payment of the production royalty, in addition to a further advance royalty payment of US$1,500,000 upon commencement of commercial production from a mine constructed on the Gil Property; such production royalty on all ores and minerals produced from the Gil Property equal to 1% of net smelter returns on all production, capped at US$15,000,000; and thereafter retain ½ of one percent royalty interest for the life of the mine.”

Recommendation of Our Directors

Our directors have reviewed and considered all facts respecting the foregoing matters, which they have considered to be relevant to shareholders. It is the unanimous recommendation of our directors that shareholders vote for passage of the foregoing resolution.

General Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the person named in the Proxy intends to vote on any poll, in accordance with his or her best judgement, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

ADDITIONAL INFORMATION

Additional information relating to us can be found on SEDAR at www.sedar.com. Our financial information is provided in our comparative financial statements and Management Discussion & Analysis (“MD&A”) for our most recently completed financial year. Copies of our financial statements and MD&A, as well as additional copies of this Circular, may be obtained from us upon request at Suite 240, 11780 Hammersmith Way, Richmond, British Columbia, V7A 5E9.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by our Board.

DATED at Vancouver, British Columbia, this 31st day of October, 2011.

ON BEHALF OF THE BOARD OF TERYL RESOURCES CORP. "John Robertson" John Robertson, President